SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2009 KT Corporation
By:	/s/ Thomas Bum Joon Kim
Name: Thomas Bum Joon Kim
Title: Managing Director

By:	/s/ Young Jin Kim
Name: Young Jin Kim
Title: Director

August 7, 2009
2nd Quarter 2009
Preliminary Earnings Commentary
(KRX : 030200 / NYSE : KTC)

Disclaimer
This material contains estimated information of unaudited preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the second quarter of 2009 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.
Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.
The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.
KT’s non-consolidated financial statements and report for 2009 second quarter will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on August 14, 2009.
If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.
Tel : 82-31-727-5392, 5412, 7363
Fax : 82-31-727-0949
E-mail: ir@kt.com

2009 2Q KT Earnings Release — KGAAP version
This material contains the financial statements of the merged entity prepared in accordance with Korean GAAP. Note that all financial results before June 1, 2009(merger date) are of KT before the merger.
1. Financial Highlights
A. Income Statememt

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Operating Revenue	2,967.0	3,029.0	2,913.5	2,875.3	2,773.1	3,564.3	28.5%	17.7%	5,996.1	6,337.4	5.7%
Service Revenue	2,741.3	2,757.5	2,718.1	2,713.1	2,593.9	3,055.2	17.8%	10.8%	5,498.8	5,649.2	2.7%
Sales of Merchandise	225.7	271.6	195.3	162.2	179.2	509.0	184.1%	87.4%	497.2	688.2	38.4%
☐ Wireless	419.9	428.8	364.6	350.7	336.0	1,132.2	237.0%	164.0%	848.7	1,468.2	73.0%
☐ Telephone	1,387.3	1,374.7	1,310.9	1,305.2	1,264.5	1,248.8	-1.2%	-9.2%	2,762.0	2,513.3	-9.0%
☐ Internet	635.1	688.0	690.6	656.8	642.3	649.3	1.1%	-5.6%	1,323.0	1,291.6	-2.4%
☐ Data	402.4	413.0	419.8	415.0	417.3	390.4	-6.5%	-5.5%	815.4	807.7	-0.9%
☐ Real estate	58.7	60.5	63.4	63.2	65.3	70.0	7.1%	15.6%	119.3	135.3	13.4%
☐ Others	63.6	64.0	64.2	84.4	47.7	73.6	54.2%	14.9%	127.6	121.3	-4.9%

Operating Expense	2,634.0	2,661.4	2,584.0	2,792.0	2,388.6	3,200.8	34.0%	20.3%	5,295.4	5,589.4	5.6%
☐ Labor expense	683.3	627.4	600.7	703.5	598.2	670.3	12.1%	6.8%	1,310.7	1,268.5	-3.2%
☐ Commission	170.9	173.0	182.4	211.1	207.3	237.0	14.4%	37.0%	343.9	444.3	29.2%
☐ Sales promotion	79.3	69.0	64.9	69.8	61.3	162.2	164.7%	135.2%	148.3	223.4	50.7%
☐ Sales commission	230.1	228.8	174.6	172.3	171.8	332.0	93.3%	45.1%	458.9	503.8	9.8%
☐ Bad debt expense	6.9	49.4	22.7	-3.3	15.6	14.7	-6.1%	-70.3%	56.2	30.3	-46.2%
☐ Depreciation & Amortization	482.3	493.8	560.2	666.8	485.0	543.3	12.0%	10.0%	976.1	1,028.2	5.3%
☐ Advertising	16.9	32.3	17.2	17.5	8.4	32.8	289.4%	1.7%	49.2	41.2	-16.2%
☐ Repair & Maintenance	22.0	32.1	26.6	49.1	17.3	18.2	5.4%	-43.1%	54.1	35.6	-34.3%
☐ Cost of goods sold	157.3	180.8	117.7	106.4	127.2	403.9	217.6%	123.3%	338.1	531.0	57.1%
☐ Cost of service provided	476.8	481.0	489.8	515.0	456.0	519.5	13.9%	8.0%	957.8	975.5	1.8%
☐ Research & Development	56.8	57.2	59.4	77.7	43.8	49.9	14.0%	-12.6%	114.0	93.8	-17.7%
☐ Activation, Installation & A/S cost	96.5	92.1	98.7	86.9	73.1	83.9	14.9%	-8.9%	188.7	157.0	-16.8%
☐ Others	154.9	144.5	169.1	119.1	123.8	133.1	7.5%	-7.9%	299.4	256.8	-14.2%

Operating Income	333.0	367.6	329.4	83.3	384.5	363.5	-5.5%	-1.1%	700.7	747.9	6.7%
EBITDA	815.4	861.5	889.7	750.1	869.4	906.7	4.3%	5.3%	1,676.8	1,776.2	5.9%

Non-operating Income	134.3	133.8	295.3	291.9	225.1	204.9	-9.0%	53.2%	268.1	430.1	60.4%
Non-operating Expense	269.6	307.9	425.8	405.3	434.1	9.9	-97.7%	-96.8%	577.5	444.0	-23.1%

Income before Income Taxes	197.8	193.5	198.9	-30.1	175.5	558.5	218.1%	188.7%	391.2	734.0	87.6%
Income tax	43.7	32.9	37.5	-3.9	36.0	102.4	184.6%	210.9%	76.6	138.4	80.6%

Net Income	154.1	160.5	161.4	-26.2	139.6	456.1	226.8%	184.1%	314.6	595.7	89.3%
EPS (in KRW)	756	788	799	-130	691	2,226	222.3%	182.5%	1,545	2,932	89.8%

*	EPS : Net Income / Number of Weighted Average Outstanding Shares

¡ Operating Revenue	QoQ and YoY rise was due to increase in wireless revenue as a result of merger with KTF.

¡ Operating Income	QoQ 5.5% decrease due to increase in marketing expense.

¡ Net Income	QoQ 226.8% and YoY 184.1% increase was due to decreased loss on foreign currency translation affected by F/X stabilization.

2009 2Q KT Earnings Release — KGAAP version
B. Balance Sheet

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ		YoY		’08-1H	’09-1H	YoY
Total Assets	17,596.1	17,801.3	18,478.1	18,684.9	18,841.8	24,623.3	30.7%		38.3%		17,801.3	24,623.3	38.3%
☐ Current assets	3,058.7	3,084.1	3,616.1	3,778.1	4,208.1	7,151.4	69.9%		131.9%		3,084.1	7,151.4	131.9%
¡ Quick assets	2,953.5	2,964.0	3,468.1	3,610.6	4,042.5	6,676.2	65.1%		125.2%		2,964.0	6,676.2	125.2%
— Cash & cash equivalents	884.5	829.5	1,362.0	1,425.9	1,763.0	2,850.7	61.7%		243.7%		829.5	2,850.7	243.7%
— Accounts receivables	1,662.6	1,746.0	1,673.0	1,687.4	1,734.0	3,132.6	80.7%		79.4%		1,746.0	3,132.6	79.4%
¡ Inventories	105.2	120.1	148.0	167.5	165.6	475.2	187.0%		295.6%		120.1	475.2	295.6%
☐ Non-current assets	14,537.4	14,717.2	14,862.0	14,906.8	14,633.7	17,471.9	19.4%		18.7%		14,717.2	17,471.9	18.7%
¡ Investment	3,468.8	3,481.5	3,535.9	3,517.9	3,542.2	1,219.5	-65.6%		-65.0%		3,481.5	1,219.5	-65.0%
— Investment stocks accounted in Equity Method	3,416.0	3,419.4	3,477.7	3,462.6	3,490.0	1,103.8	-68.4%		-67.7%		3,419.4	1,103.8	-67.7%
— Available-for-sale securities	13.0	20.5	18.9	16.4	18.0	31.2	72.7%		51.7%		20.5	31.2	51.7%
¡ Tangible assets	10,371.0	10,501.9	10,450.7	10,428.7	10,107.4	13,755.4	36.1%		31.0%		10,501.9	13,755.4	31.0%
¡ Intangible assets	412.6	391.7	374.5	397.0	361.9	1,238.5	242.2%		216.2%		391.7	1,238.5	216.2%
¡ Others	285.0	342.0	500.9	563.2	622.2	1,258.5	102.3%		268.0%		342.0	1,258.5	268.0%
Total Liabilities	8,983.8	9,025.9	9,583.7	9,853.0	10,310.5	14,466.3	40.3%		60.3%		9,025.9	14,466.3	60.3%
☐ Current liabilities	2,455.7	2,399.7	2,648.9	2,585.9	2,686.4	4,999.2	86.1%		108.3%		2,399.7	4,999.2	108.3%
¡ Current portion of LT debt	235.1	13.5	411.8	410.2	629.3	1,110.3	76.4%		8141.7%		13.5	1,110.3	8141.7%
¡ Current portion of LT accrued payables	0.0	0.0	0.0	0.0	0.0	145.1					0.0	145.1
¡ Accounts payable	664.0	758.6	658.0	644.1	491.8	1,160.2	135.9%		52.9%		758.6	1,160.2	52.9%
¡ Others	1,556.5	1,627.7	1,579.1	1,531.6	1,565.3	2,583.6	65.1%		58.7%		1,627.7	2,583.6	58.7%
☐ Non-current liabilities	6,528.2	6,626.1	6,934.8	7,267.2	7,624.1	9,467.2	24.2%		42.9%		6,626.1	9,467.2	42.9%
¡ Bonds	5,081.2	5,164.8	5,462.1	5,853.2	6,258.3	7,906.1	26.3%		53.1%		5,164.8	7,906.1	53.1%
¡ Long-term borrowings	23.3	32.0	29.6	28.1	25.7	96.2	273.7%		201.0%		32.0	96.2	201.0%
¡ Long-term accounts payables	0.0	0.0	0.0	0.0	0.0	157.3					0.0	157.3
¡ Installation deposit	833.1	813.3	808.8	781.9	763.1	743.0	-2.6%		-8.6%		813.3	743.0	-8.6%
¡ Others	590.5	616.1	634.3	604.0	576.9	564.6	-2.1%		-8.4%		616.1	564.6	-8.4%
Total Stockholders’ Equity	8,612.3	8,775.4	8,894.4	8,831.9	8,531.4	10,156.9	19.1%		15.7%		8,775.4	10,156.9	15.7%
☐ Common stock	1,561.0	1,561.0	1,561.0	1,561.0	1,561.0	1,564.5	0.2%		0.2%		1,561.0	1,564.5	0.2%
☐ Capital surplus	1,276.7	1,258.5	1,257.3	1,440.6	1,440.6	1,458.7	1.3%		15.9%		1,258.5	1,458.7	15.9%
☐ Retained earnings	9,592.2	9,752.7	9,840.3	9,814.1	9,727.4	9,674.6	-0.5%		-0.8%		9,752.7	9,674.6	-0.8%
☐ Capital adjustment	-3,815.8	-3,828.0	-3,815.1	-3,994.7	-4,158.3	-2,509.4	-39.7%		-34.4%		-3,828.0	-2,509.4	-34.4%
¡ Treasury stock	-3,824.9	-3,837.4	-3,824.9	-3,824.9	-3,989.2	-1,407.2	-64.7%		-63.3%		-3,837.4	-1,407.2	-63.3%
¡ Gain/loss on disposal of treasury stock	-0.1	-0.1	-0.1	0.0	0.0	-791.3					-0.1	-791.3
☐ Accumulated Other Comprehensive Income	-1.9	31.2	50.9	10.9	-39.3	-31.5	-20.0%		-201.0%		31.2	-31.5	-201.0%

Total interesting bearing debt	5,339.7	5,210.2	5,903.6	6,291.5	6,913.3	9,615.0	39.1%		84.5%		5,210.2	9,615.0	84.5%
Net debt	4,455.2	4,380.7	4,541.6	4,865.6	5,150.3	6,461.9	25.5%		47.5%		4,380.7	6,461.9	47.5%
Net debt (including LT A/P)	4,455.2	4,380.7	4,541.6	4,865.6	5,150.3	6,764.2	31.3%		54.4%		4,380.7	6,764.2	54.4%

Debt/ equity ratio	104.3%	102.9%	107.8%	111.6%	120.9%	142.4%	21.6	%p	39.6	%p	102.9%	142.4%	39.6	%p
Net debt/ equity ratio	51.7%	49.9%	51.1%	55.1%	60.4%	63.6%	3.3	%p	13.7	%p	49.9%	63.6%	13.7	%p
Net debt/ equity ratio (including LT A/P)	51.7%	49.9%	51.1%	55.1%	60.4%	66.6%	6.2	%p	16.7	%p	49.9%	66.6%	16.7	%p

¡ Assets	Increase in current and tangible assets due to merger.

¡ Liabilities	Increased due to merger.

¡ Stockholders’ Equity	Common Stock	: 3.5 bn KRW was increased due to 700,108 newly issued shares.
	Capital Surplus	: Increased due to issuance of EB.
	Capital Adjustment	: Decrease in treasury stock and loss on disposal of treasury stock due to merger related transactions.

2009 2Q KT Earnings Release — KGAAP version
2. Operating Results
A. Wireless Revenue

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Wireless Revenue	419.9	428.8	364.6	350.7	336.0	1,132.2	237.0%	164.0%	848.7	1,468.2	73.0%
☐ Service revenue	255.9	259.4	249.5	241.9	230.3	701.0	204.3%	170.3%	515.3	931.4	80.8%

¡ Voice	222.7	226.4	218.5	215.7	203.0	487.4	140.1%	115.3%	449.1	690.4	53.7%
Monthly base fee	137.1	137.1	134.2	131.2	126.0	295.3	134.3%	115.4%	274.2	421.3	53.7%
Airtime charge	79.8	84.0	79.4	80.2	72.6	201.1	176.8%	139.3%	163.8	273.7	67.1%
Value added service	9.0	8.6	7.8	7.2	6.5	16.2	148.2%	89.0%	17.6	22.7	29.1%
Other voice revenue	-0.8	-0.7	-0.5	-0.6	-0.3	7.6			-1.5	7.3
(Voice discount)	-2.5	-2.6	-2.4	-2.3	-1.9	-32.7			-5.1	-34.6

¡ Data	19.3	20.1	19.1	18.3	17.2	103.2	499.5%	413.6%	39.4	120.4	205.8%
Monthly base fee	0.0	0.0	0.0	0.0	0.0	27.4			0.0	27.5
Messaging (SMS, MMS)	15.9	16.6	15.9	15.6	14.7	39.3	166.9%	137.4%	32.5	54.1	66.5%
Wireless data usage	3.2	3.3	3.0	2.5	2.4	26.1	1004.6%	683.4%	6.5	28.5	338.1%
Contents	0.0	0.0	0.0	0.0	0.0	6.8			0.0	6.8
Others	0.2	0.2	0.1	0.1	0.1	3.5			0.4	3.6	857.8%

¡ Interconnection revenue	0.0	0.0	0.0	0.0	0.0	72.5			0.0	72.5

¡ Other revenue	13.9	12.9	11.9	7.9	10.1	38.0	274.7%	194.2%	26.8	48.1	79.2%

☐ Handset sales	164.0	169.4	115.1	108.8	105.6	431.2	308.3%	154.5%	333.5	536.8	61.0%

¡ Wireless	Increased due to merger.
B. Telephone Revenue

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Telephone Revenue	1,387.3	1,374.7	1,310.9	1,305.2	1,264.5	1,248.8	-1.2%	-9.2%	2,762.0	2,513.3	-9.0%
☐ Subscriber connection	340.3	335.3	329.1	322.1	320.0	309.5	-3.3%	-7.7%	675.6	629.5	-6.8%
¡ Activation & Installation fee	17.1	14.5	10.8	11.2	9.3	9.7	4.5%	-33.0%	31.6	19.0	-39.9%
¡ Monthly base fee	270.1	267.5	264.9	261.4	255.5	248.0	-2.9%	-7.3%	537.6	503.5	-6.3%
¡ Interconnection	53.1	53.3	53.4	49.6	55.2	51.8	-6.2%	-2.8%	106.5	107.0	0.5%

☐ Local	224.2	217.9	212.1	220.5	203.1	209.3	3.1%	-3.9%	442.0	412.4	-6.7%
¡ Local airtime charge	148.5	140.5	134.8	132.2	126.3	119.9	-5.1%	-14.7%	289.0	246.2	-14.8%
¡ Local interconnection	23.8	25.4	25.0	22.9	21.6	22.7	5.1%	-10.7%	49.2	44.3	-10.1%
¡ Others	51.8	52.0	52.3	65.4	55.2	66.7	20.9%	28.4%	103.8	121.9	17.4%

☐ Domestic long distance	152.2	140.2	136.7	133.6	123.0	113.8	-7.5%	-18.8%	292.4	236.8	-19.0%
¡ DLD airtime charge	142.9	132.9	128.6	125.9	117.6	109.2	-7.1%	-17.9%	275.8	226.8	-17.8%
¡ DLD interconnection	9.0	7.0	7.9	7.4	5.2	4.4	-16.5%	-37.9%	16.0	9.6	-40.2%
¡ Others	0.2	0.3	0.3	0.3	0.2	0.2	1.2%	-10.5%	0.5	0.5	-8.6%

☐ LM revenue	364.1	358.5	340.6	330.3	305.2	297.5	-2.5%	-17.0%	722.6	602.7	-16.6%

☐ International long distance	46.9	49.1	43.7	40.2	35.3	35.0	-0.9%	-28.8%	96.1	70.3	-26.8%

☐ International long distance settlement	49.7	47.6	42.9	67.7	63.5	54.0	-15.0%	13.5%	97.2	117.5	20.8%

☐ VoIP	10.2	21.5	19.6	23.7	41.5	50.9	22.7%	136.9%	31.7	92.4	191.3%

☐ VAS	93.4	83.0	89.2	74.2	77.0	87.4	13.6%	5.3%	176.3	164.4	-6.8%

☐ Public phones & 114 service	42.7	38.2	41.6	49.2	44.5	38.1	-14.3%	-0.3%	80.9	82.6	2.1%

☐ Others	63.6	83.5	55.3	43.7	51.5	53.3	3.6%	-36.1%	147.1	104.8	-28.8%

¡ Local	QoQ rise due to increase in other local revenue.

¡ LM	QoQ and YoY fall was due to decreased in number of subscribers and LM traffic.

¡ VoIP	QoQ and YoY increase due to increase in subscribers.

2009 2Q KT Earnings Release — KGAAP version
C. Internet Revenue

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Internet Revenue	635.1	688.0	690.6	656.8	642.3	649.3	1.1%	-5.6%	1,323.0	1,291.6	-2.4%

Internet Access	528.1	539.8	534.1	527.9	519.5	524.9	1.0%	-2.8%	1,068.0	1,044.4	-2.2%

☐ Broadband	501.1	508.4	509.5	500.7	485.0	481.7	-0.7%	-5.3%	1,009.5	966.7	-4.2%
☐ Nespot	8.5	8.0	7.3	6.9	6.5	6.2	-4.7%	-21.9%	16.4	12.7	-22.5%
☐ WiBro	17.9	22.9	15.8	20.5	27.5	35.4	28.7%	54.7%	40.8	63.0	54.2%
☐ Others	0.7	0.5	1.4	-0.3	0.5	1.5	221.3%	192.1%	1.2	2.0	68.8%

Internet Application	106.9	148.2	156.5	129.0	122.8	124.4	1.3%	-16.0%	255.1	247.2	-3.1%

☐ IDC	48.9	70.6	71.1	59.3	50.8	51.1	0.6%	-27.6%	119.4	101.9	-14.6%
☐ Bizmeka	36.7	47.4	51.8	33.9	33.1	34.0	2.7%	-28.3%	84.0	67.0	-20.2%
☐ IPTV	5.0	9.6	14.3	17.6	19.9	21.1	6.3%	119.9%	14.7	41.0	179.8%
☐ Others	16.3	20.6	19.3	18.2	19.0	18.2	-4.3%	-11.7%	37.0	37.2	0.7%

¡ Internet Access	YoY decrease was due to stagnant internet user base and decreased ARPU caused by increased discounts for bundling and long-term contractors.

¡ Internet Application	QoQ and YoY decrease due to fall in one-time sale of servers in IDC revenue.

¡ IPTV	YoY increase due to rising ARPU and subscriber base.
D. Data Revenue

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Data Revenue	402.4	413.0	419.8	415.0	417.3	390.4	-6.5%	-5.5%	815.4	807.7	-0.9%
☐ Leased line	268.3	269.9	280.0	277.1	277.9	251.6	-9.5%	-6.8%	538.2	529.5	-1.6%
¡ Local	116.8	115.6	115.4	117.5	115.2	102.9	-10.7%	-11.0%	232.5	218.1	-6.2%
¡ Domestic long distance	80.2	81.2	83.5	85.6	85.1	80.2	-5.8%	-1.2%	161.3	165.3	2.5%
¡ International long distance	5.0	6.3	7.3	6.3	6.3	7.1	11.6%	12.9%	11.3	13.4	18.6%
¡ Broadcasting & others	66.2	66.9	73.8	67.7	71.3	61.5	-13.8%	-8.1%	133.1	132.7	-0.3%

☐ Data leased line	62.9	67.8	65.2	61.4	63.7	64.4	1.1%	-5.1%	130.8	128.1	-2.0%

☐ VPN	15.4	16.4	17.3	17.5	16.9	17.4	2.7%	6.3%	31.8	34.4	8.0%

☐ National network ATM	20.7	21.3	21.7	21.3	21.7	20.4	-5.9%	-4.2%	42.0	42.0	0.1%

☐ Satellite	26.0	27.7	26.6	27.3	26.8	27.1	1.1%	-2.2%	53.7	54.0	0.5%

☐ Others	9.1	9.8	9.0	10.2	10.2	9.5	-6.8%	-3.0%	18.9	19.7	4.3%

¡ Data	Relative QoQ and YoY fall due to unrealized leased line revenue from KTF in June as a result of merger.

2009 2Q KT Earnings Release — KGAAP version
E. Operating Expense

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Operating Expense	2,634.0	2,661.4	2,584.0	2,792.0	2,388.6	3,200.8	34.0%	20.3%	5,295.4	5,589.4	5.6%
Labor Expense	683.3	627.4	600.7	703.5	598.2	670.3	12.1%	6.8%	1,310.7	1,268.5	-3.2%
☐ Salaries & wages	476.8	450.6	437.9	444.9	445.2	446.0	0.2%	-1.0%	927.4	891.1	-3.9%
☐ Provision for retirement	98.0	57.3	49.8	117.2	40.2	69.0	71.6%	20.4%	155.3	109.2	-29.7%
☐ Employee welfare	108.5	119.6	113.1	141.5	112.8	155.3	37.7%	29.9%	228.1	268.1	17.6%

Commission	170.9	173.0	182.4	211.1	207.3	237.0	14.4%	37.0%	343.9	444.3	29.2%

Sales Promotion	79.3	69.0	64.9	69.8	61.3	162.2	164.7%	135.2%	148.3	223.4	50.7%

Sales Commission	230.1	228.8	174.6	172.3	171.8	332.0	93.3%	45.1%	458.9	503.8	9.8%

Bad Debt Expenses	6.9	49.4	22.7	-3.3	15.6	14.7	-6.1%	-70.3%	56.2	30.3	-46.2%

Depreciation & Amortization	482.3	493.8	560.2	666.8	485.0	543.3	12.0%	10.0%	976.1	1,028.2	5.3%

Advertising	16.9	32.3	17.2	17.5	8.4	32.8	289.4%	1.7%	49.2	41.2	-16.2%

Repair & Maintenance	22.0	32.1	26.6	49.1	17.3	18.2	5.4%	-43.1%	54.1	35.6	-34.3%

Cost of Goods Sold	157.3	180.8	117.7	106.4	127.2	403.9	217.6%	123.3%	338.1	531.0	57.1%
☐ Cost of mobile handset sold	106.8	99.5	47.7	58.1	54.4	325.4	498.5%	226.9%	206.4	379.8	84.0%
☐ Others	50.4	81.3	70.0	48.3	72.8	78.5	7.8%	-3.5%	131.7	151.3	14.8%

Cost of Service Provided	476.8	481.0	489.8	515.0	456.0	519.5	13.9%	8.0%	957.8	975.5	1.8%
☐ Cost of service	226.5	235.6	238.4	260.8	210.6	207.8	-1.3%	-11.8%	462.1	418.4	-9.5%
☐ International long distance settlement cost	59.3	59.3	54.7	67.9	60.3	55.4	-8.2%	-6.7%	118.6	115.7	-2.5%
☐ Interconnection expense	184.5	176.8	183.9	161.7	165.2	222.3	34.6%	25.8%	361.2	387.5	7.3%
☐ Others	6.5	9.3	12.8	24.6	20.0	33.9	69.7%	263.3%	15.9	53.9	239.6%

Research & Development	56.8	57.2	59.4	77.7	43.8	49.9	14.0%	-12.6%	114.0	93.8	-17.7%

Activation, Installation & A/S Cost	96.5	92.1	98.7	86.9	73.1	83.9	14.9%	-8.9%	188.7	157.0	-16.8%

Others	154.9	144.5	169.1	119.1	123.8	133.1	7.5%	-7.9%	299.4	256.8	-14.2%

CAPEX*	3,953	6,530	5,111	6,279	1,471	2,506	70.4%	-61.6%	10,483	3,977	-62.1%

*	2009 1Q CAPEX was settled as 147.1bn KRW (previously disclosed amount : 120.8bn KRW).

¡ Labor	QoQ increase due to merger with KTF and increase in retiring employees.

¡ Commission	YoY increase due to merger and commission payments to newly established KT Data Systems.

¡ Cost of Service Provided	Rise in interconnections costs due to merger

¡ Bad Debt Expenses	QoQ and YoY decrease due to fall in estimation rate for accrual of bad debt expense, which offset the effects from the merger.

2009 2Q KT Earnings Release — KGAAP version
F. Marketing Cost

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
☐ Sales Promotion	79.3	69.0	64.9	69.8	61.3	162.2	164.7%	135.2%	148.3	223.4	50.7%
☐ Sales Commission	230.1	228.8	174.6	172.3	171.8	332.0	93.3%	45.1%	458.9	503.8	9.8%
☐ Advertising	16.9	32.3	17.2	17.5	8.4	32.8	289.4%	1.7%	49.2	41.2	-16.2%
(Profits from mobile handset sold)	-57.2	-69.9	-67.4	-50.7	-51.2	-105.8	106.5%	51.4%	-127.1	-157.1	23.6%

Total Marketing Cost	269.1	260.1	189.2	208.9	190.2	421.2	121.4%	61.9%	529.2	611.4	15.5%

¡ Marketing Cost	Total marketing cost for the 2Q was 421.2bn KRW. QoQ and YoY increase due to merger.
G. Interconnection Expenses

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Interconnection Expenses	184.5	176.8	183.9	161.7	165.2	222.3	34.6%	25.8%	361.2	387.5	7.3%
¡ MM	0.0	0.0	0.0	0.0	0.0	58.6			0.0	58.6
¡ ML	0.0	0.0	0.0	0.0	0.0	3.3			0.0	3.3
¡ LM	164.0	158.2	165.9	139.6	144.6	140.9	-2.6%	-10.9%	322.2	285.5	-11.4%
¡ Others	20.4	18.6	18.1	22.0	20.5	19.6	-4.7%	5.4%	39.0	40.1	2.8%

*	Interconnection expenses may not move proportionally to voice traffic due to difference in estimation.

2009 2Q KT Earnings Release — KGAAP version
H. Non-operating Income

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Non-operating Income	134.3	133.8	295.3	291.9	225.1	204.9	-9.0%	53.2%	268.1	430.1	60.4%
☐ Interest Income	18.2	25.8	22.3	37.3	26.0	52.6	102.5%	104.1%	43.9	78.5	78.7%
☐ Gain on foreign currency transaction	6.3	5.2	16.1	21.4	14.6	5.8	-60.2%	11.7%	11.6	20.5	76.8%
☐ Gain on foreign currency translation	11.0	6.5	14.6	4.3	18.1	-5.3	-129.0%	-180.3%	17.5	12.9	-26.6%
☐ Gain on Equity Method	19.1	30.6	15.4	7.4	57.2	57.2	-0.1%	87.0%	49.7	114.4	130.4%
☐ Gain on disposal of tangible assets	0.4	1.6	1.0	0.5	0.4	5.2	1071.5%	231.7%	2.0	5.6	181.2%
☐ Others	79.3	64.1	225.9	221.0	108.8	89.5	-17.8%	39.6%	143.4	198.2	38.2%

¡ Interest Income	QoQ increase due to i) merger with KTF and ii) one-off reflection of 16.5bn KRW of interest income from reimbursement of FTC fines following court ruling.
* 18bn KRW net reimbursed fine is included in other non-operating income.

¡ Other Non-operating Income	QoQ fall due to decrease in gain on valuation of derivatives affected by KRW/USD appreciation within the quarter.
I. Non-operating Expense

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Non-operating Expense	269.6	307.9	425.8	405.3	434.1	9.9	-97.7%	-96.8%	577.5	444.0	-23.1%
☐ Interest Expense	72.6	85.8	78.8	92.1	98.1	87.6	-10.7%	2.1%	158.4	185.7	17.2%
☐ Loss on foreign currency transaction	2.0	5.4	10.4	21.2	12.2	9.5	-22.3%	75.8%	7.4	21.6	192.0%
☐ Loss on foreign currency translation	108.4	88.0	290.1	170.8	242.4	-181.3	-174.8%	-306.1%	196.4	61.1	-68.9%
☐ Loss on Equity Method	36.5	54.4	-7.7	-9.8	23.8	18.8	-21.2%	-65.5%	90.9	42.6	-53.2%
☐ Loss on disposal of tangible assets	7.9	16.3	6.7	18.7	4.9	14.0	186.4%	-14.3%	24.2	18.8	-22.2%
☐ Others	42.2	58.0	47.5	112.3	52.7	61.4	16.5%	5.9%	100.2	114.2	13.9%

¡ Loss on For.Cur. Translation	KRW/USD appreciation within the quarter (1377.1Won/$→1284.7Won/$) resulted in reduction in loss on foreign currency translation.

¡ Loss on Disposal of Tangible Assets	QoQ increase due to merger.

2009 2Q KT Earnings Release — KGAAP version
* Operation Highlights

1. Fixed-Line (’000)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Telephony	20,881	20,944	20,882	20,194	19,972	19,852	-0.6%	-5.2%	20,944	19,852	-5.2%
PSTN	20,818	20,741	20,621	19,866	19,468	19,057	-2.1%	-8.1%	20,741	19,057	-8.1%
Household	19,861	19,768	19,635	18,883	18,483	18,070	-2.2%	-8.6%	19,768	18,070	-8.6%
Business	958	974	986	983	984	987	0.2%	1.4%	974	987	1.4%
VoIP	63	203	261	328	505	795	57.6%	291.9%	203	795	291.9%
Broadband	6,627	6,687	6,754	6,712	6,714	6,738	0.4%	0.8%	6,687	6,738	0.8%
IPTV	567	706	808	773	694	724	4.3%	2.6%	706	724	2.6%
Nespot	392	387	371	352	340	330	-3.1%	-14.9%	387	330	-14.9%
Wibro	145	202	172	160	184	218	18.7%	8.2%	202	218	8.2%

2. Wireless	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ		YoY		’08-1H	’09-1H	YoY
Subscribers (’000)	13,940	14,165	14,259	14,365	14,547	14,713	1.1%		3.9%		14,165	14,713	3.9%
Gross addition	2,343	2,350	1,788	1,463	1,623	2,173	34.0%		-7.5%		4,693	3,796	-19.1%
Deactivation	2,124	2,125	1,695	1,356	1,440	2,008	39.4%		-5.5%		4,249	3,448	-18.8%
Net addition	219	225	93	107	182	165	-9.1%		-26.5%		445	348	-21.8%
Churn rate	4.4%	4.4%	3.2%	2.6%	2.8%	4.0%	1.2	%p	-0.3	%p	4.4%	3.4%	-0.9	%p
ARPU (KRW)	34,818	35,954	35,637	36,249	34,669	35,353	2.0%		-1.7%

Voice	24,146	24,804	24,482	24,609	23,612	23,967	1.5%		-3.4%
Data	6,103	6,356	6,454	6,384	6,431	6,650	3.4%		4.6%
Interconnection	4,569	4,794	4,701	5,256	4,627	4,737	2.4%		-1.2%

*	Wireless ARPU was calculated based on revenue from the “Guidance” material.

[Attachment]
2009 2Q KT Earnings Release — Guidance version
The unaudited business and financial results of the merged company contained in this material prepared in accordance with Korean GAAP is for the sole convenience of investors and analysts.
1. Financial Highlights
A. Income Statememt

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Operating Revenue	4,752.9	5,006.6	4,641.6	4,531.7	4,514.5	4,872.5	7.9%	-2.7%	9,759.5	9,387.0	-3.8%
Service Revenue	3,878.0	3,960.8	3,928.6	3,954.9	3,787.7	3,888.1	2.7%	-1.8%	7,838.7	7,675.8	-2.1%
Sales of Merchandise	874.9	1,045.8	713.1	576.8	726.8	984.4	35.4%	-5.9%	1,920.8	1,711.2	-10.9%
☐ Wireless	2,310.2	2,515.7	2,200.9	2,100.3	2,183.0	2,507.9	14.9%	-0.3%	4,825.8	4,691.0	-2.8%
☐ Telephone	1,361.9	1,348.4	1,284.3	1,282.3	1,239.9	1,234.1	-0.5%	-8.5%	2,710.2	2,474.0	-8.7%
☐ Internet	633.5	686.3	689.0	655.4	640.7	646.2	0.9%	-5.8%	1,319.8	1,286.9	-2.5%
☐ Data	323.6	331.3	337.7	344.1	335.5	338.6	0.9%	2.2%	654.9	674.2	2.9%
☐ Real estate	62.3	63.3	67.9	67.0	69.1	73.1	5.7%	15.5%	125.6	142.2	13.2%
☐ Others	61.5	61.7	61.8	82.5	46.2	72.6	57.1%	17.7%	123.1	118.7	-3.6%

Operating Expense	4,360.4	4,684.1	4,173.8	4,272.0	3,916.3	4,389.1	12.1%	-6.3%	9,044.5	8,305.4	-8.2%
☐ Labor expense	744.8	680.3	659.1	757.9	660.0	703.7	6.6%	3.4%	1,425.2	1,363.6	-4.3%
☐ Commission	263.1	274.2	281.9	316.0	299.5	311.3	4.0%	13.5%	537.2	610.8	13.7%
☐ Sales promotion	164.0	376.8	263.9	198.6	194.1	269.4	38.8%	-28.5%	540.8	463.6	-14.3%
☐ Sales commission	714.4	644.8	467.2	536.7	503.9	544.4	8.0%	-15.6%	1,359.2	1,048.3	-22.9%
☐ Bad debt expense	6.9	55.7	38.9	19.4	35.1	18.5	-47.3%	-66.8%	62.6	53.6	-14.3%
☐ Depreciation & Amortization	794.5	803.6	863.0	986.9	775.3	736.6	-5.0%	-8.3%	1,598.1	1,511.9	-5.4%
☐ Advertising	41.3	65.2	47.6	39.6	26.3	42.8	62.6%	-34.3%	106.5	69.1	-35.1%
☐ Repair & Maintenance	35.0	48.4	42.9	70.7	27.8	26.7	-4.0%	-44.8%	83.4	54.5	-34.6%
☐ Cost of goods sold	674.9	815.6	530.5	401.5	568.0	836.9	47.3%	2.6%	1,490.5	1,405.0	-5.7%
☐ Cost of service provided	502.1	517.4	540.6	561.4	493.6	557.9	13.0%	7.8%	1,019.5	1,051.5	3.1%
☐ Research & Development	57.6	58.2	61.2	79.6	44.9	50.9	13.4%	-12.5%	115.8	95.8	-17.2%
☐ Activation, Installation & A/S cost	96.5	92.1	98.7	86.9	73.1	83.9	14.9%	-8.9%	188.7	157.0	-16.8%
☐ Others	265.3	251.8	278.2	216.8	214.8	205.9	-4.1%	-18.2%	517.1	420.7	-18.6%

Operating Income	392.6	322.4	467.8	259.7	598.2	483.4	-19.2%	49.9%	715.0	1,081.6	51.3%
EBITDA	1,187.1	1,126.0	1,330.9	1,246.6	1,373.5	1,220.0	-11.2%	8.3%	2,313.1	2,593.5	12.1%

Non-operating Income	166.5	160.6	371.7	356.3	252.2	150.1	-40.5%	-6.5%	327.1	402.4	23.0%
Non-operating Expense	339.5	341.4	580.9	576.2	561.1	35.8	-93.6%	-89.5%	680.9	596.9	-12.3%

Income before Income Taxes	219.6	141.6	258.6	39.8	289.3	597.7	106.6%	322.1%	361.2	887.0	145.6%
Income tax	54.1	-4.7	63.2	19.8	91.6	93.5	2.1%	NA	49.4	185.1	274.8%

Net Income	165.5	146.3	195.3	20.0	197.7	504.2	155.0%	244.7%	311.8	701.9	125.1%
EPS (in KRW)	705	623	832	85	842	2,148	150.0%	244.7%	1,328	2,990	125.1%

*	EPS : Net Income / Number of Outstanding Shares as of June 30, 2009

¡ Operating Revenue	QoQ 7.9% rise stemmed from increases in mobile, internet and data revenues. YoY 2.7% fall due to reduction in fixed-line subscribers and increase in discounts on mobile service.

¡ Operating Income	Declined 19.2% QoQ due to increases in marketing expense and labor expense. Jumped 49.9% YoY due to efficiently controlled marketing cost and decrease in depreciation expense.

¡ Net Income	Due to stabilized KRW/USD rate, sharp reduction in loss on foreign currency transaction, led to 155.0% QoQ and 244.7%% YoY growth.

1

[Attachment]
2009 2Q KT Earnings Release — Guidance version
B. Balance Sheet

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ		YoY		’08-1H	’09-1H	YoY
Total Assets	22,586.2	22,999.9	23,806.7	24,127.1	24,385.8	24,623.3	1.0%		7.1%		22,999.9	24,623.3	7.1%
☐ Current assets	4,600.6	4,746.5	5,398.8	5,756.1	6,454.7	7,151.4	10.8%		50.7%		4,746.5	7,151.4	50.7%
¡ Quick assets	4,319.0	4,348.3	5,007.3	5,378.2	6,062.3	6,676.2	10.1%		53.5%		4,348.3	6,676.2	53.5%
— Cash & cash equivalents	1,029.5	890.0	1,558.5	1,824.9	2,291.1	2,850.7	24.4%		220.3%		890.0	2,850.7	220.3%
— Accounts receivables	2,723.8	2,920.2	2,821.9	2,855.0	3,010.3	3,132.6	4.1%		7.3%		2,920.2	3,132.6	7.3%
¡ Inventories	281.6	398.2	391.5	377.9	392.3	475.2	21.1%		19.3%		398.2	475.2	19.3%
☐ Non-current assets	17,985.6	18,253.4	18,407.9	18,371.0	17,931.2	17,471.9	-2.6%		-4.3%		18,253.4	17,471.9	-4.3%
¡ Investment	1,181.3	1,247.9	1,270.5	1,217.3	1,228.8	1,219.5	-0.8%		-2.3%		1,247.9	1,219.5	-2.3%
— Investment stocks accounted in Equity Method	820.5	888.2	932.8	902.5	899.3	1,103.8	22.7%		24.3%		888.2	1,103.8	24.3%
— Available-for-sale securities	261.6	252.7	240.7	219.1	242.1	31.2	-87.1%		-87.7%		252.7	31.2	-87.7%
¡ Tangible assets	14,622.5	14,699.0	14,640.2	14,591.3	14,173.4	13,755.4	-2.9%		-6.4%		14,699.0	13,755.4	-6.4%
¡ Intangible assets	1,557.0	1,481.8	1,407.3	1,372.5	1,278.1	1,238.5	-3.1%		-16.4%		1,481.8	1,238.5	-16.4%
¡ Others	624.8	824.7	1,089.9	1,189.9	1,250.8	1,258.5	0.6%		52.6%		824.7	1,258.5	52.6%
Total Liabilities	11,922.9	12,291.8	12,954.3	13,296.1	13,796.8	14,466.3	4.9%		17.7%		12,291.8	14,466.3	17.7%
☐ Current liabilities	4,301.9	4,344.4	4,640.6	4,370.7	4,825.3	4,999.2	3.6%		15.1%		4,344.4	4,999.2	15.1%
¡ Current portion of LT debt	595.1	383.9	1,025.6	1,037.9	1,114.4	1,110.3	-0.4%		189.2%		383.9	1,110.3	189.2%
¡ Current portion of LT accrued payables	124.3	125.7	127.2	128.7	143.4	145.1	1.2%		15.4%		125.7	145.1	15.4%
¡ Accounts payable	1,073.0	1,200.1	852.4	757.3	786.0	1,160.2	47.6%		-3.3%		1,200.1	1,160.2	-3.3%
¡ Others	2,509.5	2,634.6	2,635.3	2,446.7	2,781.5	2,583.6	-7.1%		-1.9%		2,634.6	2,583.6	-1.9%
☐ Non-current liabilities	7,621.0	7,947.4	8,313.7	8,925.5	8,971.5	9,467.2	5.5%		19.1%		7,947.4	9,467.2	19.1%
¡ Bonds	5,754.8	6,085.2	6,402.9	7,030.3	7,269.1	7,906.1	8.8%		29.9%		6,085.2	7,906.1	29.9%
¡ Long-term borrowings	92.8	94.6	124.6	116.1	108.4	96.2	-11.2%		1.7%		94.6	96.2	1.7%
¡ Long-term accounts payables	286.3	289.4	292.6	295.7	155.5	157.3	1.2%		-45.7%		289.4	157.3	-45.7%
¡ Installation deposit	833.0	813.3	808.7	781.8	763.1	743.0	-2.6%		-8.6%		813.3	743.0	-8.6%
¡ Others	654.2	665.0	684.9	701.6	675.5	564.6	-16.4%		-15.1%		665.0	564.6	-15.1%
Total Stockholders’ Equity	10,663.4	10,708.1	10,852.4	10,831.0	10,589.0	10,156.9	-4.1%		-5.1%		10,708.1	10,156.9	-5.1%
☐ Capital stock	1,564.5	1,564.5	1,564.5	1,564.5	1,564.5	1,564.5	0.0%		0.0%		1,564.5	1,564.5	0.0%
☐ Capital surplus	1,440.8	1,440.8	1,440.8	1,440.6	1,440.6	1,458.7	1.3%		1.2%		1,440.8	1,458.7	1.2%
☐ Retained earnings	9,592.2	9,752.7	9,840.3	9,814.1	9,727.4	9,674.6	-0.5%		-0.8%		9,752.7	9,674.6	-0.8%
☐ Capital adjustment	-1,930.6	-2,082.0	-2,045.4	-1,994.6	-2,099.0	-2,509.4	19.6%		20.5%		-2,082.0	-2,509.4	20.5%
¡ Treasury stock	-1,388.2	-1,400.8	-1,388.2	-1,388.2	-1,552.5	-1,407.2	-9.4%		0.5%		-1,400.8	-1,407.2	0.5%
¡ Gain/loss on disposal of treasury stock	-791.9	-791.9	-791.9	-791.7	-791.7	-791.3	0.0%		-0.1%		-791.9	-791.3	-0.1%
☐ Accumulated Other Comprehensive Income	-3.5	32.1	52.2	6.3	-44.6	-31.5	-29.4%		-198.1%		32.1	-31.5	-198.1%

Total interesting bearing debt	6,853.2	6,980.3	8,046.4	8,608.8	9,190.7	9,615.0	4.6%		37.7%		6,980.3	9,615.0	37.7%
Net debt	5,413.1	5,675.2	6,068.1	6,359.4	6,600.7	6,461.9	-2.1%		13.9%		5,675.2	6,461.9	13.9%
Net debt (including LT A/P)	5,823.6	6,090.3	6,487.9	6,783.9	6,899.6	6,764.2	-2.0%		11.1%		6,090.3	6,764.2	11.1%

Debt/ equity ratio	111.8%	114.8%	119.4%	122.8%	130.3%	142.4%	12.1	%p	27.6	%p	114.8%	142.4%	27.6	%p
Net debt/ equity ratio	50.8%	53.0%	55.9%	58.7%	62.3%	63.6%	1.3	%p	10.6	%p	53.0%	63.6%	10.6	%p
Net debt/ equity ratio (including LT A/P)	54.6%	56.9%	59.8%	62.6%	65.2%	66.6%	1.4	%p	9.7	%p	56.9%	66.6%	9.7	%p

2

[Attachment]
2009 2Q KT Earnings Release — Guidance version
2. Operating Results
A. Wireless Revenue

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Wireless Revenue	2,310.2	2,515.7	2,200.9	2,100.3	2,183.0	2,507.9	14.9%	-0.3%	4,825.8	4,691.0	-2.8%
☐ Service revenue	1,495.7	1,570.8	1,566.9	1,576.0	1,528.9	1,598.5	4.6%	1.8%	3,066.6	3,127.3	2.0%
¡ Voice	991.9	1,034.4	1,031.8	1,043.8	1,011.1	1,037.9	2.7%	0.3%	2,026.3	2,049.0	1.1%
Monthly base fee	569.4	577.8	591.8	601.2	605.8	619.2	2.2%	7.2%	1,147.2	1,225.0
Airtime charge	417.1	457.4	449.1	458.8	425.0	453.0	6.6%	-1.0%	874.5	878.0	0.4%
Value added service	42.4	40.1	40.2	38.5	40.4	37.9	-6.2%	-5.7%	82.5	78.2	-5.2%
Other voice revenue	18.9	22.2	23.1	26.6	25.2	21.7	-14.0%	-2.3%	41.1	46.9	14.2%
(Voice discount)	-55.8	-63.1	-72.4	-81.3	-85.2	-93.9	10.2%	48.8%	-118.9	-179.1	50.6%

¡ Data	250.7	265.1	272.0	270.8	275.4	288.0	4.6%	8.6%	515.8	563.4	9.2%
Monthly base fee	83.1	86.4	87.4	88.9	94.1	96.8	2.8%	12.0%	169.5	190.9	12.7%
Messaging (SMS, MMS)	75.4	81.8	84.4	86.0	83.5	89.2	6.8%	9.1%	157.2	172.8	9.9%
Wireless data usage	61.4	65.5	67.1	66.0	67.4	70.9	5.2%	8.2%	126.9	138.3	8.9%
Contents	22.5	22.7	23.9	21.2	20.2	20.2	0.1%	-10.8%	45.2	40.4	-10.5%
Others	8.3	8.7	9.2	8.7	10.2	10.8	6.8%	24.2%	17.0	21.0	23.4%

¡ Interconnection revenue	187.7	199.9	198.1	222.9	198.1	205.1	3.5%	2.6%	387.6	403.3	4.0%

¡ Other revenue	65.4	71.4	65.0	38.6	44.2	67.5	52.5%	-5.5%	136.8	111.7	-18.4%

☐ Handset sales	814.4	944.8	634.0	524.4	654.2	909.4	39.0%	-3.7%	1,759.3	1,563.6	-11.1%

¡ Voice	2.6% QoQ rise due to growing subscriber numbers and seasonality. YoY 0.3% rise due to subscriber growth which offset loss from increased discounts from bundling and contract subscribers.

¡ Data	Grew 4.6% QoQ and 8.6% YoY from increased traffics in messaging service and flat rate data service users.
YoY decreased in data contents revenue due to introduction of free contents fee products such as “Completely Free Data Package”.
B. Telephone Revenue

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Telephone Revenue	1,361.9	1,348.4	1,284.3	1,282.3	1,239.9	1,234.1	-0.5%	-8.5%	2,710.2	2,474.0	-8.7%
☐ Subscriber connection	328.7	323.3	317.0	311.7	304.7	303.9	-0.3%	-6.0%	652.0	608.6	-6.6%
¡ Activation & Installation fee	17.1	14.5	10.8	11.2	9.3	9.7	4.6%	-33.0%	31.6	19.0	-40.0%
¡ Monthly base fee	270.0	267.4	264.8	261.3	255.4	248.0	-2.9%	-7.3%	537.4	503.3	-6.3%
Telephone Revenue	41.6	41.4	41.4	39.2	40.1	46.3	15.5%	11.8%	83.0	86.3	4.0%

☐ Local	218.6	212.1	206.3	215.5	197.6	206.0	4.2%	-2.9%	430.6	403.6	-6.3%
¡ Local airtime charge	148.2	140.2	134.5	131.9	126.3	119.9	-5.1%	-14.5%	288.4	246.2	-14.6%
¡ Local interconnection	19.8	21.2	20.7	19.3	17.4	20.2	16.4%	-4.5%	41.0	37.6	-8.2%
¡ Others	50.6	50.7	51.0	64.3	53.9	65.8	22.1%	29.9%	101.3	119.8	18.2%

☐ Domestic long distance	149.7	137.7	134.1	131.3	123.8	111.5	-9.9%	-19.0%	287.3	235.3	-18.1%
¡ DLD airtime charge	142.9	132.9	128.6	125.9	117.6	109.2	-7.1%	-17.8%	275.8	226.8	-17.8%
¡ DLD interconnection	6.6	4.5	5.3	5.2	6.0	2.1	-65.3%	-53.1%	11.0	8.1	-26.4%
¡ Others	0.2	0.3	0.3	0.3	0.2	0.2	1.2%	-10.5%	0.5	0.5	-8.6%

☐ LM revenue	364.0	358.4	340.5	330.2	305.1	297.5	-2.5%	-17.0%	722.4	602.6	-16.6%

☐ International long distance	46.9	49.1	43.6	40.1	35.3	35.0	-0.9%	-28.7%	95.9	70.3	-26.8%

☐ International long distance settlement	49.5	47.4	42.7	67.5	63.5	54.0	-15.0%	13.9%	96.9	117.5	21.2%

☐ VoIP	10.2	21.5	19.6	23.7	41.5	50.9	22.7%	136.8%	31.7	92.3	191.2%

☐ VAS	90.1	79.6	85.7	71.2	74.5	85.5	14.8%	7.5%	169.6	160.0	-5.6%

☐ Public phones & 114 service	40.6	36.1	39.4	47.3	42.4	36.6	-13.8%	1.4%	76.7	79.0	3.0%

☐ Others	63.6	83.5	55.3	43.7	51.4	53.3	3.6%	-36.2%	147.1	104.7	-28.8%

¡ Local	QoQ rise in revenue due to increase in other local telephone revenue.

¡ LM	Decreased in number of subscribers and LM traffic resulted in QoQ and YoY fall.

¡ VoIP	QoQ and YoY increase due to increase in number of subscribers.

3

[Attachment]
2009 2Q KT Earnings Release — Guidance version
C. Internet Revenue

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Internet Revenue	633.5	686.3	689.0	655.4	640.7	646.2	0.9%	-5.8%	1,319.8	1,286.9	-2.5%

Internet Access	527.2	538.8	533.1	527.0	518.2	524.1	1.1%	-2.7%	1,066.0	1,042.3	-2.2%

☐ Broadband	500.5	507.8	508.9	500.2	483.8	481.1	-0.6%	-5.3%	1,008.3	964.9	-4.3%
☐ Nespot	8.5	8.0	7.3	6.9	6.5	6.2	-4.7%	-21.9%	16.4	12.7	-22.5%
☐ WiBro	17.5	22.5	15.4	20.2	27.4	35.3	28.9%	56.8%	40.1	62.7	56.5%
☐ Others	0.7	0.5	1.5	-0.3	0.5	1.5	221.3%	187.2%	1.2	2.0	66.4%

Internet Application	106.3	147.5	155.9	128.4	122.5	122.1	-0.3%	-17.2%	253.8	244.6	-3.6%

☐ IDC	48.3	70.0	70.5	58.8	50.6	48.8	-3.5%	-30.2%	118.3	99.4	-16.0%
☐ Bizmeka	36.6	47.3	51.8	33.8	33.0	33.9	2.8%	-28.3%	83.9	67.0	-20.2%
☐ IPTV	5.0	9.6	14.3	17.6	19.9	21.1	6.3%	119.9%	14.6	41.0	179.8%
☐ Others	16.3	20.6	19.3	18.2	19.0	18.2	-4.3%	-11.7%	37.0	37.2	0.7%

¡ Internet Access	QoQ 1.1% rise due to increase in WiBro revenue. YoY 2.7% decrease due to ARPU contraction caused by stagnant internet user base and increased discounts for bundling and long-term contractors.

¡ Internet Application	QoQ and YoY decrease due to fall in one-time sale of servers in IDC revenue.

¡ IPTV	YoY increase due to rising ARPU and subscriber base.
D. Data Revenue

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Data Revenue	323.6	331.3	337.7	344.1	335.5	338.6	0.9%	2.2%	654.9	674.2	2.9%
☐ Leased line	190.7	189.5	199.2	207.3	197.3	200.4	1.6%	5.8%	380.2	397.8	4.6%
¡ Local	80.2	77.7	77.3	84.6	77.1	74.0	-4.0%	-4.7%	157.9	151.1	-4.3%
¡ Domestic long distance	60.0	60.3	62.5	67.5	63.0	69.4	10.1%	15.1%	120.3	132.5	10.1%
¡ International long distance	5.0	6.2	7.3	6.3	6.3	7.0	12.0%	13.3%	11.2	13.3	19.0%
¡ Broadcasting & others	45.5	45.3	52.1	49.0	50.9	50.0	-1.8%	10.3%	90.8	100.9	11.1%

☐ Data leased line	62.4	67.3	64.7	61.0	63.3	64.1	1.3%	-4.8%	129.8	127.4	-1.8%

☐ VPN	14.8	15.7	16.6	16.9	16.2	17.0	4.9%	8.7%	30.4	33.3	9.3%

☐ National network ATM	20.7	21.3	21.7	21.3	21.7	20.4	-5.9%	-4.2%	42.0	42.0	0.1%

☐ Satellite	25.9	27.7	26.6	27.3	26.8	27.1	1.3%	-2.1%	53.6	53.9	0.6%

☐ Others	9.1	9.8	9.0	10.2	10.2	9.5	-6.8%	-3.0%	18.9	19.7	4.3%

¡ Data	QoQ rise due to increased leased line and VPN revenue.

4

[Attachment]
2009 2Q KT Earnings Release — Guidance version
E. Operating Expense

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Operating Expense	4,360.4	4,684.1	4,173.8	4,272.0	3,916.3	4,389.1	12.1%	-6.3%	9,044.5	8,305.4	-8.2%
Labor Expense	744.8	680.3	659.1	757.9	660.0	703.7	6.6%	3.4%	1,425.2	1,363.6	-4.3%
☐ Salaries & wages	523.3	490.6	484.7	486.2	494.1	470.0	-4.9%	-4.2%	1,013.9	964.1	-4.9%
☐ Provision for retirement	105.0	61.3	53.1	121.1	45.0	71.5	58.9%	16.5%	166.3	116.4	-30.0%
☐ Employee welfare	116.6	128.4	121.3	150.6	120.9	162.2	34.1%	26.3%	245.0	283.1	15.5%

Commission	263.1	274.2	281.9	316.0	299.5	311.3	4.0%	13.5%	537.2	610.8	13.7%

Sales Promotion	164.0	376.8	263.9	198.6	194.1	269.4	38.8%	-28.5%	540.8	463.6	-14.3%

Sales Commission	714.4	644.8	467.2	536.7	503.9	544.4	8.0%	-15.6%	1,359.2	1,048.3	-22.9%

Bad Debt Expenses	6.9	55.7	38.9	19.4	35.1	18.5	-47.3%	-66.8%	62.6	53.6	-14.3%

Depreciation & Amortization	794.5	803.6	863.0	986.9	775.3	736.6	-5.0%	-8.3%	1,598.1	1,511.9	-5.4%

Advertising	41.3	65.2	47.6	39.6	26.3	42.8	62.6%	-34.3%	106.5	69.1	-35.1%

Repair & Maintenance	35.0	48.4	42.9	70.7	27.8	26.7	-4.0%	-44.8%	83.4	54.5	-34.6%

Cost of Goods Sold	674.9	815.6	530.5	401.5	568.0	836.9	47.3%	2.6%	1,490.5	1,405.0	-5.7%
☐ Cost of mobile handset sold	624.4	734.3	460.5	353.2	495.3	758.4	53.1%	3.3%	1,358.8	1,253.7	-7.7%
☐ Others	50.4	81.3	70.0	48.3	72.8	78.5	7.8%	-3.5%	131.7	151.3	14.8%

Cost of Service Provided	502.1	517.4	540.6	561.4	493.6	557.9	13.0%	7.8%	1,019.5	1,051.5	3.1%
☐ Cost of service	128.1	118.6	136.8	167.6	121.0	137.0	13.2%	15.5%	246.7	258.0	4.6%
☐ International long distance settlement cost	64.9	67.6	63.0	79.3	70.5	62.2	-11.7%	-7.9%	132.5	132.7	0.1%
☐ Interconnection expense	293.7	308.7	317.3	281.2	272.9	319.2	17.0%	3.4%	602.4	592.2	-1.7%
☐ Others	15.4	22.5	23.6	33.2	29.2	39.5	35.4%	75.3%	37.9	68.6	81.2%

Research & Development	57.6	58.2	61.2	79.6	44.9	50.9	13.4%	-12.5%	115.8	95.8	-17.2%

Activation, Installation & A/S Cost	96.5	92.1	98.7	86.9	73.1	83.9	14.9%	-8.9%	188.7	157.0	-16.8%

Others	265.3	251.8	278.2	216.8	214.8	205.9	-4.1%	-18.2%	517.1	420.7	-18.6%

CAPEX*	679.1	862.8	759.3	849.6	299.5	322.4	7.7%	-62.6%	1,541.9	621.9	-59.7%

¡ Labor	QoQ and YoY increase in labor expense due to i) increased provision for retirement and ii) employee welfare cost due to one-off compensation as a result of 2009 labor negotiations, which offset decreased in salaries & wages affected by fall in performance payment.

¡ Commission	YoY 4.0% increase due to newly occurred commission payments to KT Data Systems.

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[Attachment]
2009 2Q KT Earnings Release — Guidance version
F. Marketing Cost

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
☐ Sales Promotion	164.0	376.8	263.9	198.6	194.1	269.4	38.8%	-28.5%	540.8	463.6	-14.3%
☐ Sales Commision	714.4	644.8	467.2	536.7	503.9	544.4	8.0%	-15.6%	1,359.2	1,048.3	-22.9%
☐ Advertising	41.3	65.2	47.6	39.6	26.3	42.8	62.6%	-34.3%	106.5	69.1	-35.1%
(Profits from mobile handset sold)	-190.0	-210.5	-173.5	-171.1	-158.9	-151.0	-5.0%	-28.3%	-400.5	-309.9	-22.6%

Total Marketing Cost	729.7	876.3	605.3	603.8	565.4	705.6	24.8%	-19.5%	1,606.0	1,271.0	-20.9%

¡ Marketing Cost	YoY 19.5% decrease and QoQ 24.8% increase despite intensified competition in mobile market and newly added subscribers.

¡ Sales Promotion	QoQ 38.8% increase due to rise in subsidy from increased number of new subscribers. YoY 28.5% decrease due to effective cost execution in relatively stabilized market competition environment.

¡ Sales Commission	QoQ 8.0% increase due to rise in subscriber acquisition and retention cost as a resulf of intensified market competition.
G. Interconnection Expenses

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Interconnection Expenses	293.7	308.7	317.3	281.2	272.9	319.2	17.0%	3.4%	602.4	592.2	-1.7%
☐ MM	151.6	175.5	174.5	175.6	150.8	171.9	14.0%	-2.0%	327.1	322.8	-1.3%
☐ ML	11.7	14.3	10.1	10.0	6.4	10.8	68.9%	-24.3%	26.0	17.3	-33.6%
☐ LM	109.0	99.2	113.5	82.2	98.9	113.2	14.5%	14.2%	208.2	212.1	1.9%
☐ Others	21.4	19.7	19.2	13.4	16.8	23.3	38.4%	18.3%	41.1	40.1	-2.4%

* Interconnection expenses may not move proportionally to voice traffic due to difference in estimation.

* Net Wireless Interconnection Profit

Interconnection Revenue	187.7	199.9	198.1	222.9	198.1	205.1	3.5%	2.6%	387.6	403.3	4.0%
Interconnection Expense	163.3	189.8	184.6	185.6	157.3	182.8	16.2%	-3.7%	353.1	340.0	-3.7%

Net Interconnection Profit	24.4	10.1	13.5	37.3	40.9	22.4	-45.3%	120.8%	34.6	63.2	83.0%

¡ Interconnection	QoQ and YoY rise due to increase in voice traffic.

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[Attachment]
2009 2Q KT Earnings Release — Guidance version
H. Non-operating Income

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Non-operating Income	166.5	160.6	371.7	356.3	252.2	150.1	-40.5%	-6.5%	327.1	402.4	23.0%
☐ Interest Income	22.9	33.0	25.0	47.4	37.8	61.5	62.7%	86.5%	55.8	99.3	77.9%
☐ Gain on foreign currency transaction	6.6	7.5	18.2	23.7	15.1	5.9	-60.6%	-20.8%	14.1	21.0	49.6%
☐ Gain on foreign currency translation	11.1	6.6	14.9	4.7	18.4	0.1	-99.6%	-99.0%	17.7	18.5	4.4%
☐ Gain on Equity Method	19.4	32.6	15.6	7.5	19.4	25.9	33.8%	-20.4%	51.9	45.3	-12.8%
☐ Gain on disposal of tangible assets	0.5	1.7	1.1	0.8	0.5	5.4	994.8%	220.7%	2.2	5.9	173.1%
☐ Others	106.2	79.3	296.8	272.3	161.1	51.3	-68.2%	-35.3%	185.4	212.4	14.5%

¡ Interest Income	QoQ increase due to reflection of 16.5bn KRW of interest income from reimbursed FTC fines. *18bn KRW net reimbursed fine is included in other non-operating income.
I. Non-operating Expense

(KRW bn)	’08-1Q	’08-2Q	’08-3Q	’08-4Q	’09-1Q	’09-2Q	QoQ	YoY	’08-1H	’09-1H	YoY
Non-operating Expense	339.5	341.4	580.9	576.2	561.1	35.8	-93.6%	-89.5%	680.9	596.9	-12.3%
☐ Interest Expense	100.3	111.3	110.5	139.9	130.5	108.8	-16.7%	-2.3%	211.6	239.3	13.1%
☐ Loss on foreign currency transaction	3.7	6.4	12.9	23.5	13.3	9.3	-30.0%	45.1%	10.2	22.7	123.0%
☐ Loss on foreign currency translation	117.3	104.4	354.8	213.9	288.1	-221.3	-176.8%	-312.0%	221.7	66.8	-69.9%
☐ Loss on Equity Method	51.2	26.3	31.3	32.2	54.2	31.7	-41.6%	20.7%	77.4	85.9	11.0%
☐ Loss on disposal of tangible assets	10.8	19.6	19.2	44.1	17.4	32.5	86.4%	65.7%	30.4	49.9	64.4%
☐ Others	56.2	73.4	52.3	122.7	57.5	74.8	30.1%	1.9%	129.6	132.3	2.1%

¡ Interest Expense	QoQ 16.7% decrease from diminished interest burden on USD debts as foreign exchange rate stabilized.

¡ Loss on For.Cur. Transaction	Won/US$ appreciation within the quarter (1377.1Won/$→1284.7Won/$) resulted in huge reduction in FX translation loss.

¡ Loss on Disposal of Tangible Assets	Increased due to disposal of telecom equipment and scrapping of some fixed lines.

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